FILER:

    COMPANY DATA:
    COMPANY CONFORMED NAME:                WISCONSIN POWER AND LIGHT COMPANY
    CENTRAL INDEX KEY:
    STANDARD INDUSTRIAL CLASSIFICATION:
    IRS NUMBER:
    STATE OF INCORPORATION:
    FISCAL YEAR END:

    FILING VALUES:
    FORM TYPE:                             U-6B-2
    SEC ACT:
    SEC FILE NUMBER:
    FILM NUMBER:

    BUSINESS ADDRESS:
    STREET 1:                              4902 N Biltmore Lane
    CITY:                                  MADISON
    STATE:                                 WI
    ZIP:                                   53718
    BUSINESS PHONE:                        608-458-3311

    MAIL ADDRESS:
    STREET 1:                              P.O. BOX 77007
    CITY:                                  MADISON
    STATE:                                 WI
    ZIP:                                   53707



                       SECURITIES AND EXCHANGE COMMISSION
                             Washington D. C. 20549

                                  FORM U-6B-2

                          Certificate of Notification

                       WISCONSIN POWER AND LIGHT COMPANY


     This certificate is filed by Wisconsin Power and Light Company ("WPL"). This certificate is notice that WPL, during the period from July 25, 2002 through December 31, 2002, has issued, renewed or guaranteed the security or securities described herein, which issue, renewal or guaranty was exempted from the provisions of Section 6(a) of the Act and was neither the subject of a declaration or application on Form U-1 nor included within the exemption provided by Rule U-48 [Reg. Section 250.48 Paragraph 36,621].

1. Type of the security - Commercial paper notes issued by WPL.

2. Issue, renewal or guaranty - New Issues

3. Principal amount - See Schedule 1

4. Rate of interest - See Schedule 1

5. Date of issue, renewal or guaranty - From July 25, 2002 through December 31, 2002

6. If renewal of security, give date of original issue - Not Applicable

7. Date of maturity of each security - various ranging from 1 day to 47 days.

8. Name of the person to whom each security was issued, renewed or guarantied:
   Cede & Co.

9. Collateral given with each security: None

10. Consideration received for each security: See Schedule 1

11. Application of proceeds of each security: See Schedule 1

12. Indicate by a check after the applicable statement below whether the issue, renewal or guaranty of each security was exempt from the provisions of
    Section 6(a) because of
               a. the  provisions  contained in the first  sentence of 6(b),
               b. the provisions contained in the fourth  sentence of 6(b), :
               c. the  provisions contained in any rule of the commission other than Rule U-48, : X
13. Not Applicable

14. Not Applicable

15. Exempt from provisions of 6(a) under Rule 52.




                                         WISCONSIN POWER AND LIGHT CO.

Date:   February 13, 2003          By:    /s/  Steven F Price
        -------------------             ---------------------------------
                                         Steven F Price, Assistant Treasurer



                                  Form U-6B-2
                                   Schedule 1

                       WISCONSIN POWER AND LIGHT COMPANY

              PERIOD FROM July 25, 2002 THROUGH DECEMBER 31, 2002

1. During the period from July 25, 2002 through December 31, 2002, WPL issued commercial paper as follows:

                       July            Aug               Sept               Quarter
                    ---------------------------------------------------------------------
Begin Balance      $           0     $  49,562,000      $  51,000,000      $           0
CP Issued          $ 132,000,000     $ 105,800,000      $ 158,500,000      $ 396,300,000
CP Matured         $  82,438,000     $ 104,362,000      $ 128,000,000      $ 314,800,000
Ending Balance     $  49,562,000     $  51,000,000      $  81,500,000      $  81,500,000

                      October           November           December          Quarter
                   ----------------------------------------------------------------------
Begin Balance     $   81,500,000     $  44,592,000      $  86,000,000      $  81,500,000
CP Issued         $   89,500,000     $ 141,500,000      $ 172,000,000      $ 403,000,000
CP Matured        $  126,408,000     $ 100,092,000      $ 198,000,000      $ 424,500,000
Ending Balance    $   44,592,000     $  86,000,000      $  60,000,000      $  60,000,000




2. The weighted average interest rate for the period was as follows:

        July        1.7161%
        August      1.7118%
        September   1.7874%
        Quarter     1.7384%


        October     1.7957%
        November    1.5218%
        December    1.4942%
        Quarter     1.6039%